Exhibit (a)(1)(H)
SMART MODULAR TECHNOLOGIES (WWH), INC.
AGREEMENT TO TERMS OF ELECTION
     BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFERING DOCUMENTS.
     If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form and return the completed and signed Election Form to Kimberley McKinney at the Company via hand delivery, facsimile at (510) 624-8245 or e-mail at Option.Exchange@smartm.com before 5:00 p.m., Pacific Time, on September 25, 2009, unless the Offer is extended.
     You may withdraw this election by submitting a new properly completed and signed Election Form prior to the expiration date which will be 5:00 p.m., Pacific Time, on September 25, 2009, unless the Company extends the Offer.
     By electing to exchange my Eligible Options, I understand and agree to all of the following:
     1. I hereby agree to exchange my Eligible Options for new options as indicated on the Election Form in accordance with the terms of the Offer as set forth in the Offer to Exchange, dated August 27, 2009, of which I hereby acknowledge receipt. Each Eligible Option indicated on the Election Form will be cancelled on September 25, 2009 or, if the Offer is extended, on the extended expiration date. A new option will be granted to me on September 28, 2009 in accordance with the terms of the Offer or, if the Offer is extended, on the first business day following the expiration of the Offer.
     2. The Offer is currently set to expire at 5:00 p.m., Pacific Time, on September 25, 2009, unless the Company, in its discretion, extends the period of time during which the Offer will remain open.
     3. If I cease to be employed by the Company or its subsidiaries before the Company grants me new options in exchange for my Eligible Options, I will not receive any new options. Instead, I will keep my current Eligible Options and they will expire in accordance with their terms.
     4. Until September 25, 2009 or, if the offer is extended, the last day the offer remains open, I will have the right to amend the elections that I have made with respect to some or all of my Eligible Options that I elected to exchange. However, after that date I will have no ability to amend my election. The last properly submitted election prior to the expiration of the Offer shall be binding. Until the Offer period closes on September 25, 2009 or, if the offer is extended, the last day the offer remains open, I may withdraw my tendered Eligible Options at any time prior to the Company’s acceptance of such options for exchange pursuant to the Offer.

     5. The tender of some or all of my Eligible Options will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by the Company of my Eligible Options for amendment pursuant to the Offer will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the Offer.
     6. I am the registered holder of the Eligible Options tendered hereby, and my name and other information appearing on the Election Form are true and correct.
     7. I am not required to tender some or all of my Eligible Options pursuant to the Offer.
     8. The Company and/or any independent firms hired with respect to the Offer cannot give me legal, tax or investment advice with respect to the Offer and I have been advised to consult with my own legal, tax and investment advisors as to the consequences of participating or not participating in the Offer.
     9. Under certain circumstances set forth in the Offer to Exchange, the Company may terminate or amend the Offer and postpone its acceptance of the Eligible Options I have elected to exchange. Should the Eligible Options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.
     10. I understand that if I do not clearly mark the box electing to exchange each of my Eligible Options on the Election Form, such Eligible Options will not be exchanged.
     I understand that neither the Company nor the Board of Directors of the Company is making any recommendation as to whether I should exchange or refrain from exchanging my Eligible Options, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that the exchanged options may decline in value when I decide to exercise such options. I further understand that past and current market prices of the Company’s ordinary shares may provide little or no basis for predicting what the market price of the Company’s ordinary shares will be when the Company grants me new options in exchange for my tendered Eligible Options or at any other time in the future.
     Please read the Offer to Exchange; the e-mail from Iain MacKenzie, dated August 27, 2009; the Summary of the Option Exchange Program; the Instructions; the Election Form; and the Election Agreement.